Exhibit 99.2

The following is an e-mail communication from Robert G. O’Malley to the Company’s employees sent on April 13, 2009.

All,

On Friday, the InFocus Board of Directors came to a definitive merger agreement with Image Holdings Corporation (IHC), an Oregon Company controlled by John Hui, an accomplished entrepreneur. Under this agreement, shareholders will receive $0.95 per share for all outstanding InFocus stock, about $39 million in total. InFocus will become a privately owned company when the transaction closes and will remain headquartered in Oregon.

The board and the management team fully support this offer and are encouraging InFocus shareholders to unanimously accept and approve the tender. The offer represents a 36% premium over the closing price of $0.70 on April 9th, the last trading day prior to the agreement, and a 90% premium over the average closing price of $0.50 over the last 30 trading days.

I believe that this offer not only delivers a compelling value to our current shareholders, the partnership with Mr. Hui also creates clear and incremental value for InFocus customers, suppliers and employees.

There have been many rumors about the demise of InFocus. Just ask any one of our competitors. This announcement shows how little they know about the value of our company, strength of our products and the determination of our employees.

Going private creates an environment for InFocus to accelerate the execution of our transformation initiatives; being private gives us the runway, breathing room and flexibility we need to deliver on our promise to you of providing best in class projection solutions.

John Hui, the controlling shareholder in IHC, has more than 20 years of experience in the technology industry. John has successfully owned a number of tech-related enterprises and continues to discover undervalued companies to support and rejuvenate. John was the founder and operator of KDS USA, a $400 million distributor of monitors and notebooks and also co-founded eMachines (www.emachines.com), a $1 billion computer company. John Hui has a history of lending his personal credit, channel relationships and supply chain knowledge to his family of companies.

John, a citizen of the United States living here for over 20 years, believes that his company’s interests are aligned with the long-term interests of InFocus and you, our customers. He has expressed full confidence in my team, he believes in the strong InFocus brand, he places great value on the relationships we have with each of you and he is convinced we, together, can return the company to a dominant position in the professional display industry.

The offer is subject to the tender of a minimum of 65% of InFocus outstanding shares and other customary conditions, including the absence of any material adverse effect on the InFocus business. The transaction is expected to close in the second quarter of 2009.

During this time I need us all to stay focused on running our day to day business and to keep our top priorities in mind. We are still a public company working for our existing shareholders. This is why I am traveling today to meet with industry leaders and customers in the U.S. and plan to be in Europe with regional managers and customers all next week.

As a reminder, here are the top four priorities communicated in Q1.

1.	Get closer to our customers with enhanced channel and end user programs like Strategic Accounts and Registration Rewards.

2.	Invest in innovation in our core markets by designing innovation into every aspect of our business – projectors, solutions, business models, etc.

3.	Strengthen our partnerships by building a world-class integrated supply chain.

4.	Be focused, nimble and adaptive in everything we do.

I cannot stress enough the importance of staying focused and being flexible. This is our company whether we are public or private, so only we are accountable for our performance and results.

Today we are writing a new chapter in the InFocus story. These are exciting times for all of us and I appreciate your continued focus and commitment through the transition period.

We will be hosting employee meetings throughout the day to share the news included in the attached press release, explain the attached presentation and address any questions.

Sincerely,

Bob O’Malley

NOTICE TO INVESTORS: This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of InFocus common stock described in the press release has not commenced. At the time the offer is commenced, a tender offer statement on Schedule TO will be filed with the Securities and Exchange Commission (SEC) and InFocus will file a solicitation / recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase and a related letter of transmittal) and the solicitation / recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to InFocus shareholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.